Exhibit 4.3
CLOUD LIGHT OPTOELECTRONICS LIMITED
(雲暉光電有限公司)
(Incorporated in the British Virgin Islands with limited liability)
AMENDED AND RESTATED SHARE OPTION SCHEME
Adopted by a resolution of the shareholders of
CLOUD LIGHT OPTOELECTRONICS LIMITED
(雲暉光電有限公司)
on 25 June 2021
and
Amended by a resolution of the shareholders of
CLOUD LIGHT OPTOELECTRONICS LIMITED
(雲暉光電有限公司)
on 29 October 2023
and
Amended and Restated on November 30, 2023

CLOUD LIGHT OPTOELECTRONICS LIMITED
(雲暉光電有限公司)
(Incorporated in the British Virgin Islands with limited liability)
AMENDED AND RESTATED SHARE OPTION SCHEME
1.    DEFINITIONS
1.01    In this Scheme the following expressions have the following meanings:

“Acquiror”	means Lumentum Holdings Inc., a Delaware corporation.
“Acquiror Group”	means, the Acquiror and any entity in which the Acquiror directly or indirectly holds any equity interests.
“Adoption Date”	25 June 2021, the date on which the Scheme was adopted by the Shareholders by way of a written resolution.
“Affiliate”	of any person means another person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first person.
“Articles of Association”	means the memorandum of association and articles of association of Cloud Light, as may be amended and restated from time to time.
“Authorised Director”	means, prior to the Merger Effective Time, the Director as authorised by the Board to implement and administer the Scheme, and, on and following the Merger Effective Time, the Board.
“Award”	means any Option or RSU granted to a Participant under the Scheme.
“Award Agreement”	means a written document, in such form as the Board prescribes from time to time, setting forth the terms and conditions of an Award. The Board may provide for the use of electronic, internet or other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

“Board”	means, prior to the Merger Effective Time, the board of directors of Cloud Light, and, on and following the Merger Effective Time, the board of directors of the Acquiror.
“business day”	a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong.
“Cause”
means any of the following with respect to a Grantee: (a) the Grantee’s gross negligence or willful misconduct in the performance of the Grantee’s duties to Acquiror or any Affiliate thereof; (b) a material and willful violation of any federal or state law by the Grantee that if made public would injure the business or reputation of Acquiror or any of its Affiliates; (c) refusal or willful failure by the Grantee to comply with any specific, lawful direction or order Acquiror or any of its Affiliates or the material policies and procedures of Acquiror or any of its Affiliates that have been previously made available to the Grantee, including but not limited to any Code of Business Conduct and Inside Information and Securities Transactions policy, as well as any obligations concerning proprietary rights and confidential information of Acquiror or any of its Affiliates; (d) the Grantee’s material breach of any contract between the Grantee, on the one hand, and Acquiror or any of its Affiliates, on the other hand that causes material harm to Acquiror or any of its Affiliates; (e) conviction (including a plea of nolo contendere) of the Grantee of a felony, or of a misdemeanor that would have a material adverse effect on the goodwill of Acquiror or any of its Affiliates if the Grantee were to be retained as an service provider of Acquiror or any of its Affiliates; or (f) substantial and continuing willful refusal by the Grantee to perform duties ordinarily performed by an employee in the same position and having similar duties as the Grantee; provided, that, in each case of (a), (c), (d), and (f), Acquiror or its applicable Affiliate shall only be permitted to terminate the Grantee for Cause, after written notice describing the alleged grounds for “Cause” has been delivered to the Grantee by Acquiror, and the Grantee fails to substantially cure such noticed matters, as applicable, within thirty (30) days after such notice has been given to the Grantee.

“Cloud Light”	means CLOUD LIGHT OPTOELECTRONICS LIMITED (雲暉光電有限公司), a company incorporated in the British Virgin Islands with limited liability (BVI Company number: 2037335).
“Committee”	means the committee of the Board described in Clause 5.
“Company”	means, on and prior to the Merger Effective Time, Cloud Light; and, after the Merger Effective Time, the Acquiror.
“Director(s)”	means, prior to the Merger Effective Time, director(s) of the Company, and, on and after the Merger Effective Time, the Board.
“Disability”	means, with respect to a Grantee, a mental or physical disability, illness or injury, evidenced by medical reports from a duly qualified medical practitioner, which renders the Grantee unable to perform the essential duties of the Grantee’s position after the provision of reasonable accommodation and which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.
“Exercise Period”
any of the periods referred to in Clauses 8.03 (d), (e), (f) and (g), unless otherwise determined by the Board at its sole discretion and notified by a Director to a particular Grantee in respect of a particular Offer.

“Fair Market Value”
means, as of any date, the value of Ordinary Shares determined as follows:
(i)If the Ordinary Shares are listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market of The Nasdaq Stock Market, the Fair Market Value of a Share will be the closing sales price for such shares (or, if no closing sales price was reported on that date, as applicable, on the last trading date such closing sales price was reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable;
(ii)If the Ordinary Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value will be the mean between the high bid and low asked prices for an Ordinary Share on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Board deems reliable; or
In the absence of an established market for the Ordinary Shares, the Fair Market Value will be determined in good faith by the Board.

“Good Reason”
means, with respect to a Grantee, the Grantee’s resignation from Acquiror or its applicable Affiliate following any of the following events without the Grantee’s express written consent: (a) a reduction of the Grantee’s base salary as in effect immediately prior to such reduction other than a reduction in the Grantee’s base salary as a result of an across-the-board compensation reduction applicable to similarly-situated employees or other service providers of Acquiror or any of its Affiliates; (b) a relocation of the Grantee’s principal work location to a facility or location (i) more than fifty (50) miles from the Grantee’s then present principal work location, (ii) from one country to another, or (iii) from Hong Kong, the special administrative region of the People’s Republic of China (“Hong Kong”), to an area of the People’s Republic of China that is not in Hong Kong or vice versa (provided, however, that this clause (b) shall not give rise to “Good Reason” in the event that Grantee is not legally authorized to work in their principal work location); or (c) a material breach by Acquiror or any of its Affiliates of a written agreement between Acquiror or any of its Affiliates and the Grantee. No Grantee will resign for Good Reason without first providing Acquiror with a written notice describing the alleged grounds for “Good Reason” within ninety (90) days of the initial existence of the alleged grounds for “Good Reason” (“Good Reason Notice”) and Acquiror or one of its Affiliates, as applicable, fails to substantially cure such noticed matters within thirty (30) days after such notice has been given to Acquiror.

“Grantee”
any Participant who accepts the Offer of the grant of any Option in accordance with the terms of the Scheme or where the context so permits, a person entitled to any such Option in consequence of the death of the original Grantee or the legal personal representative(s) of such person.

“Group”	the Company and any entity in which the Company directly or indirectly holds any equity interests.
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China.
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong.
“Involuntary Termination”	means, with respect to a Grantee, the Grantee’s Service with Acquiror and its Affiliates, including Cloud Light, is terminated (a) (x) by Acquiror or any of its Affiliates, including Cloud Light, as applicable, without Cause or (y) on account of Grantee’s death or Disability; or (b) as a result of Grantee’s resignation for Good Reason.

“legal personal representative”	a person legally appointed to administer the estate of another person.
“Merger”	means the merger of Merger Sub, with and into Cloud Light, as contemplated by, and subject to the terms and conditions of, the Merger Agreement.
“Merger Agreement”	means that certain Agreement and Plan of Merger, by and among Acquiror, Cloud Light, Merger Sub, and Fortis Advisors LLC.
“Merger Closing Date”	means the date upon which the Merger is consummated.
“Merger Effective Time”	means the effective time of the Merger.
“Merger Sub”	means Crius Merger Sub, Inc., a BVI business company with limited liability incorporated under the laws of the British Virgin Islands and a direct or indirect wholly owned subsidiary of Acquiror.
“Offer”	an offer of the grant of an Option made in accordance with Clause 6.
“Offer Date”	the date on which an Option is offered to a Participant.
“Option”	an option to subscribe for Ordinary Shares granted and accepted pursuant to the Scheme and for the time being subsisting and “Options” shall be construed accordingly.
“Option Period”	a period of 10 years commencing from and including the relevant Offer Date, unless otherwise determined by the Board at its sole discretion and notified by a Director to a particular Grantee in respect of a particular Offer.

“Ordinary Shares”	with respect to Options granted prior to the Merger Effective Time, the ordinary shares in the authorized share capital of Cloud Light, par value US$0.01 per share, with the rights, privileges and restrictions as set forth in the Articles of Association, and such other securities as may be substituted for Ordinary Shares pursuant to Clause 10.02; and, with respect to Awards granted after the Merger Effective Time by Acquiror, shares of the common stock, par value $0.001 per share, of Acquiror, and such other securities as may be substituted for Ordinary Shares pursuant to Clause 10.02.
“Participant”	means any person who has been granted an Option or RSU hereunder.
“Post-Closing Eligible Participant”	means, any person who, immediately prior to the Merger Effective Time, was (a) a full-time or part-time employee of any member of the Group; (b) a director of any member of the Group; or (c) a consultant or adviser of any member of the Group, and who, at the time of grant of an Option or RSU hereunder is (a) a full-time or part-time employee of any member of the Acquiror Group; (b) a director of the Acquiror; or (c) a consultant or adviser of any member of the Acquiror Group.
“Qualified IPO”	the initial public offering of the Shares or shares of any holding company of the Company and listing on the main board or the GEM of The Stock Exchange of Hong Kong Limited or any other stock exchange, by way of a new issue and/or offer for sale and/or placing.
“Restricted Stock Unit” or “RSU”	means a bookkeeping entry representing an amount equal to the Fair Market Value of one Ordinary Share, granted pursuant to Clause 16. Each Restricted Stock Unit or RSU represents an unfunded and unsecured obligation of the Company.
“RSU Offer”	means an offer of the grant of an RSU made in accordance with Clause 16.
“RSU Offer Date”	means the date on which an RSU is offered to a Participant.

“Scheme”	this share option scheme in its present form or as amended in accordance with the provisions hereof.
“Series B Preferred Shares”	means the Series B convertible redeemable preferred shares of Cloud Light, par value US$0.01 per share, with the rights, privileges and restrictions as set forth in the Articles and Association.
“Service”	means, with respect to a Grantee, the Grantee’s employment by, or engagement to provide bona fide consulting or similar services to, Acquiror or any of its Affiliates, including Cloud Light.
“Share(s)”	means the Ordinary Share(s) and the Series B Preferred Share(s), and such other securities as may be substituted for Ordinary Shares and Series B Preferred Share(s) pursuant to Clause 10.02.
“Shareholder(s)”	holder(s) of the Shares from time to time.
“Subscription Price”	means the price per Ordinary Share at which a Grantee may subscribe for Ordinary Shares on the exercise of an Option as described in Clause 7, subject to adjustment as provided in Clause 10.02.
“US$”	United States dollars, the lawful currency of United States of America.
1.02    Clause headings are inserted for convenience of reference only and shall be ignored in the interpretation of the Scheme. References herein to Clauses are to clauses of this Scheme.
1.03    References to masculine gender include references to the feminine and neuter gender and references to the singular include references to the plural and vice versa.
1.04    Any reference to a time of a day in the Scheme is a reference to Hong Kong time.
1.05    References to persons include bodies corporate, corporations, partnerships, sole proprietorships, organizations, associations, enterprises, branches and entities of any other kind whether or not having separate legal entity.
2.    CONDITION
2.01    The Scheme took effect upon the passing of the necessary resolution to approve and adopt the Scheme by the Shareholders.

2.02    The Scheme was assumed by Acquiror in connection with the Merger, and each Option then outstanding under the Scheme as of the Merger Effective Time was terminated or assumed and converted as provided in Clause 10.02(d).
2.03    The Scheme was amended and restated on November 30, 2023 in connection with its assumption by Acquiror, in order to incorporate prior amendments.
3.    PURPOSES OF THE SCHEME
3.01    The purposes of the Scheme are to attract and retain the best available personnel, to provide additional incentive to employees (full-time and part-time), directors, consultants and advisers of the Group and to promote the success of the business of the Group.
3.02    The Scheme will give the Participants an opportunity to have a personal stake in the Company and will help achieve the following objectives:
(a)motivate the Participants to optimise their performance and efficiency; and
(b)attract and retain the Participants whose contributions are important to the long-term growth and profitability of the Group.
4.    DETERMINATION OF ELIGIBILITY
4.01    The Board may, at its absolute discretion, invite any Post-Closing Eligible Participant to become a new Participant of the Scheme and/or to be granted a new Award under this Scheme. Each such Award shall be evidenced by an Award Agreement. Each Award Agreement shall include such provisions, not inconsistent with the Scheme, as may be specified by the Board.
4.02    The basis of eligibility of any Participant to the grant of any Option shall be determined by the Authorised Director from time to time on the basis of the Participant’s contribution or potential contribution to the development and growth of the Group.
5.DURATION AND ADMINISTRATION
5.01    Subject to Clauses 2 and 14, the Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Awards shall be offered or granted but the provisions of the Scheme shall remain in full force and effect in all other respects to the extent necessary to give effect to the exercise or payment of any Awards granted prior thereto or otherwise as may be required in accordance with the provisions of the Scheme. Options granted during the life of the Scheme shall continue to be exercisable in accordance with their terms of grant within their Exercise Period.
5.02    Administration.
(a)    The Scheme shall be administered by a Committee appointed by the Board (which Committee shall consist of at least two members of the Board) or, at the discretion of the Board from time to time, the Scheme may be administered by the Board. It is intended that at least two of the directors appointed to serve on such Committee shall be “non-employee directors” (within the meaning of Rule 16b-3 promulgated under the 1934 Act) and that any such members of such Committee who do not so qualify shall abstain from participating in any decision to make or administer Awards that are made to Participants who at the time of consideration for such Award are persons subject to the short-swing profit rules of Section 16 of the 1934 Act.

However, the mere fact that a Committee member shall fail to qualify under either of the foregoing requirements or shall fail to abstain from such action shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. Unless and until changed by the Board, effective as of the Merger Effective Time, the Compensation Committee of the Board is designated as the Committee to administer the Scheme. The Board may reserve to itself any or all of the authority and responsibility for administration of the Scheme or may act as administrator of the Scheme for any and all purposes. To the extent the Board has delegated any authority and responsibility for administration of the Scheme to a Committee, any reference herein to the Board (other than in this Clause 5.02(a)) shall include the Committee. To the extent any action of the Board under the Scheme conflicts with actions taken by a Committee, the actions of the Board shall control.
(b)    For purposes of administering the Scheme, the Board may from time to time adopt rules, regulations, guidelines and procedures for carrying out the provisions and purposes of the Scheme and make such other determinations, not inconsistent with the Scheme, as the Board may deem appropriate. The Board’s interpretation of the Scheme, any Awards granted under the Scheme, any Award Agreement and all decisions and determinations by the Board with respect to the Scheme are final, binding, and conclusive on all parties. Each member of the Board is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Board or any Affiliate, the Acquiror’s or an Affiliate’s independent certified public accountants, Acquiror counsel or any executive compensation consultant or other professional retained by the Acquiror to assist in the administration of the Plan.
(c)    Except as provided below, the Board has the exclusive power, authority and discretion under the Scheme to:
(i)    Grant Awards;
(ii)    Designate Participants;
(iii)    Determine the type or types of Awards to be granted to each Participant;
(iv)    Determine the number of Awards to be granted and the number of Ordinary Shares to which an Award will relate;
(v)    Determine the terms and conditions of any Award granted under the Scheme, including but not limited to, the exercise price, base price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Board in its sole discretion determines;
(vi)    Accelerate the vesting, exercisability or lapse of restrictions of any outstanding Award, in accordance with Clause 10.02, based in each case on such considerations as the Board in its sole discretion determines;
(vii)    Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Ordinary Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;
(viii)    Prescribe the form of each Award Agreement, which need not be identical for each Participant;
(ix)    Decide all other matters that must be determined in connection with an Award;
(x)    Establish, adopt or revise any rules, regulations, guidelines or procedures as it may deem necessary or advisable to administer the Scheme;
(xi)    Make all other decisions and determinations that may be required under the Scheme or as the Board deems necessary or advisable to administer the Scheme;
(xii)    Amend the Scheme or any Award Agreement as provided herein; and
(xiii)    Adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of the United States or any non-U.S. jurisdictions in which the Acquiror or any Affiliate may operate, in order to assure the viability of the benefits of Awards granted to Participants located in such other jurisdictions and to meet the objectives of the Scheme.
6.GRANT OF OPTIONS
6.01    On and subject to the terms of the Scheme, the Authorised Director shall be entitled at any time and from time to time within 10 years after the Adoption Date to make an Offer to any Participant as the Authorised Director may in its absolute discretion select, and subject to such vesting conditions and performance targets as the Board may think fit, including (i) the length of association with the Group commencing from the relevant date of employment; (ii) the performance of the Group to be assessed annually with reference to the net profit of the Group; (iii) the individual performance of the relevant Grantee to be assessed annually, or under such conditions as the Board may at its absolute discretion determine, to subscribe during the Exercise Period for such number of Ordinary Shares as the Authorised Director may determine at the Subscription Price provided always that an Offer made to such Participant will not constitute an invitation to the public to subscribe for the Shares under any applicable legislations.
6.02    For the avoidance of doubt, vesting of an Option in a Grantee upon fulfilment of the relevant vesting conditions as may be determined by the Authorised Director and set out in an Offer means that such Grantee is entitled to an absolute right to the Option which, save in any of the events as set out in Clause 9, shall not lapse or be cancelled, revoked or terminated. The exercise of an Option shall be subject to Clause 8.
6.03    An Offer shall be made to a Participant on a business day in writing in such form as the Authorised Director may from time to time determine, requiring the Participant to undertake to hold the Option on the terms on which it is to be granted and to be bound by the provisions of the Scheme and shall remain open for acceptance by the Participant concerned for a period of 28 days from the Offer Date (inclusive of the Offer Date) upon which provided that no such offer shall be open for acceptance after the expiry of the Scheme (subject to early termination thereof).
6.04    An Offer shall be deemed to have been accepted and an Option to which the Offer relates shall be deemed to have been granted and accepted and to have taken effect when a letter in such form as the Authorised Director may from time to time determine signifying acceptance of the Option duly signed by the Grantee is received by the Company within 28 days from the Offer Date (inclusive of the Offer Date). Upon the Offer being accepted by the Grantee pursuant to this Clause 6.04, the Option shall be deemed to have been granted by the Company to the Grantee on the Offer Date.
6.05    Any Offer must be accepted in its entirety and can under no circumstances be accepted of less than the number of Ordinary Shares for which it is offered. To the extent that the Offer of the grant of an Option is not accepted within 28 days in the manner indicated in Clause 6.04, it will be deemed to have been irrevocably rejected by the Participant and the Offer shall lapse and become null and void.
6.06    Notwithstanding anything in the Scheme, any Offer or any other agreement or summary with respect to any Option, other than an agreement or action approved or taken by the Board that expressly supersedes this Clause 6.06, effective immediately prior to the Merger Effective Time:
(a)    (i) Each Option granted under the Scheme prior to the Merger Effective Time that remains outstanding as of immediately prior to the Merger Effective Time (after giving effect to any Option Cancellation Agreement (as defined in the Merger Agreement)) (each, a “Revested Option”) will be vested only with respect to twenty-five percent (25%) of the Ordinary Shares subject to such Option and shall be treated in the Merger as contemplated by Clause 10.02(d)(i) of this Scheme and Section 1.3(e)(i) the Merger Agreement; and (ii) the remaining seventy-five percent (75%) of the Ordinary Shares subject to such Revested Option will be unvested and unexercisable as of immediately prior to the Merger Effective Time, shall be treated in the Merger as contemplated by Clause 10.02(d)(ii) of this Scheme and Section 1.3(ii) of the Merger Agreement and will vest and become exercisable in substantially equal monthly installments on the first thirty-six monthly anniversaries of the Merger Effective Time (or on the last day of an applicable month if the applicable anniversary does not occur before such day), in each case subject to the Grantee’s continued service as an employee or consultant of the Group through the applicable date. For avoidance of doubt, the vesting conditions applicable to each Revested Option in effect prior to the effective time of this Section 6.06(a), including any conditions contingent on service or individual or company (or group) performance, will be superseded in their entirety hereby, including with respect to any portion of such Revested Option previously vested thereunder upon satisfaction of such vesting conditions.
(b)    Notwithstanding anything in Clause (a) to the contrary, in the event that the Grantee is subject to an Involuntary Termination at the time of, or any time following, the Merger Effective Time, then, subject to Grantee signing a release of claims containing reasonable and customary provisions relating to the release of claims one hundred percent (100%) of the then-remaining unvested shares subject to the Revested Options held by such Grantee shall immediately vest (it being understood that the vesting provided for in this sentence shall occur immediately prior to the effective date of such Involuntary Termination).
7.SUBSCRIPTION PRICE AND THE SCHEME LIMIT
7.01    Subject to any adjustments made pursuant to Clause 10.02, the Subscription Price shall be a price determined solely by the Board and notified to a Participant.
7.02    Subject to adjustment as provided in Clause 10.2, the maximum number of Ordinary Shares in respect of which Awards may be granted under the Scheme from the

Adoption Date forward shall be 50,851,412 Ordinary Shares; provided that the maximum number of Ordinary Shares in respect of which Awards may be granted under the Scheme from the Merger Effective Time forward (after adjustment for the Exchange Rate (as defined in the Merger Agreement)) shall be 668,916 Ordinary Shares. Any Ordinary Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased on the open market.
8.EXERCISE OF OPTIONS
8.01    An Option shall be personal to the Grantee. Except for the transmission of an Option on the death of a Grantee to his legal personal representative(s), the Option shall not be assignable and no Grantee shall in any way sell, transfer, charge, mortgage, encumber or otherwise dispose or create any interest in favour of any third party over or in relation to any Option (where the Grantee is a company, any change of its major shareholder or any substantial change in its management will be deemed to be a sale or transfer of interest as aforesaid, if so determined by the Authorised Director at its sole discretion). Any breach of the foregoing by a Grantee shall entitle the Company to cancel, revoke or terminate any Option granted to such Grantee to the extent not already exercised.
8.02    Subject to Clause 8.03, an Option may be exercised in whole or in part in the manner as set out in Clauses 8.03 and 8.04 by the Grantee giving notice in writing to the Company in such form as the Authorised Director may from time to time determine stating that the Option is thereby exercised and the number of Ordinary Shares in respect of which it is exercised. Each such notice must be accompanied by a remittance for the full amount of the aggregate Subscription Price of the Ordinary Shares in respect of which the notice is given together with any reasonable administration fee specified by the Company from time to time. Within 28 days after receipt of the notice and the remittance, the Company shall allot and issue the relevant Ordinary Shares, credited as fully paid, and a share certificate for the relevant Ordinary Shares so allotted to the Grantee.
8.03    Subject as hereinafter provided in the Scheme, an Option (to the extent already vested) shall only be exercisable by the Grantee at any time during the Exercise Period provided that:
(a)in the event that the Grantee (being an individual) dies before exercising the Option in full, subject to compliance with applicable laws, his legal personal representative(s) may exercise the Option up to the Grantee’s entitlement within the Exercise Period (to the extent which has become exercisable and not already exercised) provided that any of the events set out in Clause 8.03(d) occurs prior to his death or within the period of 12-month following his death and provided further that if within a period of 4 years prior to the Grantee’s death, the Grantee had committed any of the acts as specified in Clause 9(d) which would have entitled the Company to terminate his employment prior to his death, the Authorised Director may at any time forthwith terminate the Option of the Grantee (to the extent not already exercised) by written notice to his legal personal representatives and the Option (to the extent not already exercised) shall lapse on the date of the relevant notification;
(b)in the event that the Grantee is an employee of the Group when an Offer is made to him and he subsequently ceases to be an employee of the Group for any reason other than his death or the termination of his employment on one or more of the grounds specified in Clause 9(d), the Option (to the extent not already exercised) shall lapse on the expiry of 3 months after the date of cessation of such employment (which date will be the last actual working day on which the Grantee was physically at work with the Company or the relevant member of the Group whether salary is paid in lieu of notice or not);
(c)in the event that the Grantee is an employee of the Group when an Offer is made to him and he subsequently ceases to be an employee by reason of a termination of his employment on one or more of the grounds specified in Clause 9(d) and the Grantee has exercised the Option in whole or in part pursuant to Clause 8.02, but the Ordinary Shares have not been allotted to him, the Grantee shall, unless the Authorised Director determines otherwise, be deemed not to have so exercised such Option and the Company shall return to the Grantee the amount of the Subscription Price for the Ordinary Shares in respect of the purported exercise of such Option;
(d)in the event a notice is given by the Company to its members to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall on the same date as or soon after it despatches such notice to each member of the Company give notice thereof to all Grantees and thereupon, each Grantee (or in case of the death of the Grantee, his personal representative(s)) shall be entitled to exercise all or any of his Options (to the extent not already exercised) at any time not later than 2 business days prior to the proposed general meeting of the Company by giving notice in writing to the Company in accordance with Clause 8.02, accompanied by a remittance for the full amount of the aggregate Subscription Price of the Ordinary Shares in respect of which the notice is given whereupon the Company shall as soon as possible and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot and issue the relevant Ordinary Shares to the Grantee credited as fully paid.
8.04    The Ordinary Shares issued upon the exercise of an Option or payment of an RSU will entitle the holders to participate in all dividends or other distributions paid or made paid or made with respect to Ordinary Shares, or to participate in any vote of the holders of Ordinary Shares, in each case with a record date that occurs after the date of such issuance and before such holder’s distribution of such Ordinary Shares.
8.05    Notwithstanding anything in the Scheme, any Offer or any other agreement with respect to any Option, during the period beginning on the date on which the Merger Agreement is executed and delivered by the parties thereto and ending on the earlier to occur of (a) the first calendar day following the Merger Closing Date and (b) the termination of the Merger Agreement pursuant to its terms, no Option granted under the Scheme will be exercisable, and any effort to exercise an Option during this period will be void and of no effect.
9.    LAPSE OF OPTION
An Option, irrespective of whether it has been vested in the relevant Grantee or not, shall lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:-
(a)the expiry of the Option Period;
(b)the expiry of any of the periods referred to in Clause 8.03(a), (b) or (d);
(c)subject to Clause 8.03(d), the date of the commencement of the winding-up of the Company;

(d)in the event that the Grantee is an employee of the Group when an Offer is made to him and he subsequently ceases to be an employee of the Group on any one or more of the grounds that he has been guilty of serious misconduct, or has committed an act of bankruptcy or has become insolvent or has made any arrangement or composition with his or her creditors generally, or has been convicted of any criminal offence involving his integrity or honesty or (if so determined by the Authorised Director) on any other ground on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the Grantee’s service contract with the Group, the date of cessation of his employment with the Group. A confirmation from the management of the Company to the effect that employment of a Grantee has or has not been terminated on one or more of the grounds specified in this Clause 9(d) shall be conclusive and binding on the Grantee;
(e)the occurrence of any act of bankruptcy, insolvency or entering into of any arrangements or compositions with his creditors generally by the Grantee, or conviction of the Grantee of any criminal offence involving his integrity or honesty; or
(f)the date on which the Director exercises the Company’s right to cancel, revoke or terminate the Option on the ground that the Grantee commits a breach of Clause 8.01 in respect of that or any other Option.
10.    SHARE CAPITAL
10.01    On the Adoption Date, the Shareholders have given the general authority to the Authorised Director to grant Options and to issue Ordinary Shares upon any exercise of such Options.
10.02    Adjustments; Dissolution or Liquidation; Merger or Reorganization
(a)    Adjustments. In the event that any dividend (other than an ordinary dividend) or other distribution (whether in the form of cash, Ordinary Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company (or, after the Merger Effective Time, the Acquiror), or other change in the corporate structure of the Company (or, after the Merger Effective Time, the Acquiror), affecting the Ordinary Shares occurs, the Board, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Scheme, will, in its exercise of reasonable and good faith discretion in order to accomplish the foregoing, adjust the number and class of shares that may be delivered under the Scheme and/or the number, class, and price of shares covered by each outstanding Award and/or provide cash compensation to the holders of each outstanding Award, which cash compensation may be subject to the same vesting schedule or other terms of such Award, as reasonably and in good faith determined by the Board.
(b)    Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company (or, after the Merger Effective Time, the Acquiror), the Board will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised after the Board provides the Grantee with reasonable advance written notice of the right to exercise and the consequences of failure to do so, an Award will terminate immediately prior to the consummation of such proposed action.

(c)    Merger or Reorganization. In the event of a merger or reorganization of the Acquiror following the Merger Effective Time with or into another corporation or other entity, each outstanding Award will be treated as follows, as the Board determines (subject to the provisions described in subclauses (i)-(iv) below and the other paragraphs of this Clause 10.02(c)) without a Participant’s consent: (i) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an Affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii)  outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or reorganization, and, to the extent the Board reasonably and in good faith determines, terminate upon or immediately prior to the effectiveness of such merger or reorganization to the extent not previously exercised after the Board provides the Grantee with reasonable advance written notice of the right to exercise and the consequences of failure to do so; (iii) (A) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Board determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Acquiror without payment), or (B) the replacement of such Award with other rights or property selected by the Board in its sole exercise of reasonable and good faith discretion; or (iv) any combination of the foregoing. In taking any of the actions permitted under this clause, the Board will not be obligated to treat all Awards, all Awards held by a Participant, or all Awards of the same type, similarly.
In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise all of his or her outstanding Options, including Ordinary Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on RSUs will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Board between the Participant and the Acquiror or any member of the Acquiror Group, as applicable. In addition, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Board between the Participant and the Acquiror or any member of the Acquiror Group, as applicable, if an Option is not assumed or substituted in the event of a merger or reorganization, the Board will notify the Participant in writing or electronically that the Option will be exercisable for a period of time determined by the Board in its sole exercise of reasonable and good faith discretion, and the Option will terminate upon the expiration of such period.
For the purposes of this Clause 10.02(c), an Award will be considered assumed if, following the merger or reorganization, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or reorganization, the consideration (whether shares, cash, or other securities or property) received in the merger or reorganization by holders of Ordinary Shares for each Ordinary Share with respect to such Award on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Ordinary Shares); provided, however, that if such consideration received in the merger or reorganization is not solely common stock of the successor corporation or its parent, the Board may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or upon the payout of an RSU, for each Ordinary Share subject to such Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Ordinary Shares in the merger or reorganization.
Notwithstanding anything in this Clause 10.02(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Acquiror or its successor modifies any of such performance goals without the Participant’s consent, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Board between the Participant and the Acquiror or any member of the Acquiror Group, as applicable; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-merger or reorganization corporate structure will not be deemed to invalidate an otherwise valid Award assumption.
(d)    Adjustments in the Merger. Notwithstanding anything in this Scheme or this Clause 10.02, in connection with the Merger, the Options will be treated as follows after giving effect to Clause 6.06 of this Scheme:
(i)    Vested Company Options. At the Merger Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder (as defined in the Merger Agreement), or any other Person, each Vested Company Option (as defined in the Merger Agreement) (or portion thereof), that is unexpired, unexercised and outstanding immediately prior to the Merger Effective Time (after giving effect to the Scheme Amendment (as defined in the Merger Agreement) and the Option Cancellation Agreements (as defined in the Merger Agreement)), by virtue of the Merger, shall be automatically cancelled and extinguished and converted into the right to receive, upon the terms and subject to the conditions set forth in the Merger Agreement (including the withholding, holdback, escrow, and indemnification provisions set forth in the Merger Agreement), for each Ordinary Share subject to such Vested Company Option, an amount of cash, without interest, equal to (A) the Per Share Closing Consideration (as defined in the Merger Agreement) less (B) the per share exercise price of such Vested Company Option, plus (C) the Per Share Final Adjustment Amount (as defined in the Merger Agreement) (if any).
(ii)    Unvested Company Options. At the Merger Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, any Securityholder (as defined in the Merger Agreement), or any other Person:
(A)    Each Unvested Company Option (as defined in the Merger Agreement) (or portion thereof) that is unexpired, unexercised and outstanding immediately prior to the Merger Effective Time (after giving effect to the Scheme Amendment) and held by a Person that is not a Specified Optionee (as defined in the Merger Agreement) shall be assumed by Acquiror as an Acquiror Option (as defined in the Merger Agreement). Each such Unvested Company Option so assumed by Acquiror pursuant to Section 1.3(e)(ii)(A) of the Merger Agreement shall continue to have, and be subject to, the same terms and conditions (including vesting terms and any applicable accelerated vesting provisions) set forth in the Scheme and the option agreements relating to such Unvested Company Option (which, for the avoidance of doubt, may include employment agreements, offer letters or side letters entered into by and between the Company and each such optionee), as in effect immediately prior to the Merger Effective Time (after giving effect to the Scheme Amendment), except that (x) such assumed Unvested Company Option shall be exercisable for that number of whole shares of Acquiror Common Stock (as defined in the Merger Agreement) equal to the product of the number of Company Shares (as defined in the Merger Agreement) that were issuable upon exercise of such Unvested Company Option immediately prior to the Merger Effective Time multiplied by the Exchange Ratio (as defined in the Merger Agreement), with the result rounded down to the nearest whole number of shares of Acquiror Common Stock and (y) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed Unvested Company Option shall be equal to the quotient obtained by dividing the exercise price per Company Share at which such assumed Unvested Company Option was exercisable immediately prior to the Merger Closing Date by the Exchange Ratio, with the result rounded up to the nearest whole cent.
(B)    Each Unvested Company Option (as defined in the Merger Agreement) (or portion thereof) that is unexpired, unexercised and outstanding immediately prior to the Merger Effective Time (after giving effect to the Scheme Amendment) and held by a Person that is a Specified Optionee (as defined in the Merger Agreement) shall be cancelled and substituted by Acquiror with an Acquiror Option (as defined in the Merger Agreement), subject to compliance with applicable laws. With respect to each such Unvested Company Option so cancelled pursuant to Section 1.3(e)(ii)(B) of the Merger Agreement, Acquiror shall grant to the holder thereof, from the Scheme, an Acquiror Option having the same terms and conditions (including vesting terms and any applicable accelerated vesting provisions) set forth in the Scheme and the option agreements relating to such Unvested Company Option (which, for the avoidance of doubt, may include employment agreements, offer letters or side letters entered into by and between the Company and each such optionee), as in effect immediately prior to the Merger Effective Time (after giving effect to the Scheme Amendment), except that (x) such newly granted substituted Acquiror Option shall be exercisable for that number of whole shares of Acquiror Common Stock (as defined in the Merger Agreement) equal to the product of the number of Company Shares (as defined in the Merger Agreement) that were issuable upon exercise of such cancelled Unvested Company Option immediately prior to the Merger Effective Time multiplied by the Exchange Ratio (as defined in the Merger Agreement), with the result rounded down to the nearest whole number of shares of Acquiror Common Stock and (y) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such newly granted substituted Acquiror Option shall be equal to the quotient obtained by dividing the exercise price per Company Share at which such cancelled Unvested Company Option was exercisable immediately prior to the Merger Closing Date by the Exchange Ratio, with the result rounded up to the nearest whole cent.
(iii)    Cancelled Options. Notwithstanding the foregoing, if the per share exercise price of any Company Option (as defined in the Merger Agreement) that is unexpired, unexercised and outstanding as of immediately prior to the Merger Effective Time, whether held by a Specified Optionee (as defined in the Merger Agreement) or any other Person, is equal to or greater than the Per Share Closing Consideration, such Company Option will be cancelled at the Merger Effective Time without any consideration paid therefor.
11.    [RESERVED]
12.    AMENDMENT AND TERMINATION OF THE SCHEME
12.01    Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Scheme.
12.02    Stockholder Approval. The Company will obtain stockholder approval of any Scheme amendment to the extent necessary and desirable to comply with applicable laws.
12.03    Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Scheme will materially impair the rights of any Participant under an outstanding Award, unless mutually agreed otherwise between the Participant and the Board, which agreement must be in writing and signed by the Participant and the Acquiror. Termination of the Scheme will not affect the Board’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Scheme prior to the date of such termination.
13.    TERMINATION
The Company, by resolution in general meeting or the Board may at any time terminate the operation of the Scheme and in such event no further Options will be offered but Options granted prior to such termination shall continue to be valid and exercisable in accordance with the provisions of the Scheme.
14.    CANCELLATION
Any cancellation of Options granted but not exercised may be effected on such terms as may be agreed with the relevant Grantee, as the Authorised Director may in its absolute discretion sees fit and in a manner that complies with all applicable legal requirements for such cancellation. Where the Company cancels Options granted and issues new Options to the same Grantee, the issue of such new Options may only be made under the Scheme with available unissued Options (excluding the cancelled Options) and in compliance with the terms of the Scheme.
15.    MISCELLANEOUS
15.01    The Scheme shall not constitute, affect or form part of any contract of employment or appointment between the Company or any member of the Group and any Participant nor confer upon such person any right to employment or continued employment with the Company or any member of the Group and the rights and obligations of any Participant under the terms of his or her office or employment or appointment shall not be affected by his participation in the Scheme or any right which he may have to participate in it and the Scheme shall afford such a Participant no additional rights to compensation or damages in consequence of the termination of such office or employment or appointment for any reason.
15.02    The Scheme shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against the Company directly or indirectly or give rise to any cause of action at law or in equity against the Company.
15.03    No person shall, under any circumstances, hold the Board and/or the Company and/or other Participants liable for any costs, losses, expenses and/or damages whatsoever arising from or in connection with the Scheme or the administration thereof.
15.04    Save for liabilities referred to in Clause 15.07, the Company shall bear the costs of establishing and administering the Scheme.
15.05    Any notice or other communication between the Company and a Grantee may be given by sending the same by prepaid post or by personal delivery to, in the case of the Company, the headquarters of the Company, or the registered office of the Company in Hong Kong or as notified to the Grantees from time to time and, in the case of the Grantee, his or her address (as the case may be) as notified to the Company from time to time.
15.06    Any notice or other communication served by post:
(a)by the Company shall be deemed to have been served (i) 24 hours after the same was put in the post in case the address of the Grantee is in Hong Kong; or (ii) 72 hours after the same was put in the post in case the address of the Grantee is outside Hong Kong; and
(b)by the Grantee shall not be deemed to have been received until the same shall have been received by the Company.
15.07    A Grantee shall be responsible for obtaining any governmental or other official consent that may be required by any country or jurisdiction in order to permit the grant or exercise of the Option. The obtaining of such consents shall be a condition precedent to an acceptance of an Offer and an exercise of his Option by a Grantee. By accepting an Offer or exercising his Option, the Grantee is deemed to have represented to the Company that he has duly fulfilled such condition. The Company shall not be responsible for any failure by a Grantee to obtain any such consent or for any tax or other liability to which a Grantee may become subject as a result of his participation in the Scheme, the grant of an Option to him and/or the exercise of the Option by him.
15.08    The Scheme and all Awards granted hereunder shall be governed by and construed in accordance with the laws of the State of Delaware; provided that with respect to any Options granted under the Scheme prior to the Merger Effective Time, the Scheme and Award Agreement shall be governed by and construed in accordance with the laws of Hong Kong.
16.    RESTRICTED STOCK UNITS
16.01    On and subject to the terms of the Scheme, the Board shall be entitled at any time and from time to time after the Merger Effective Time and within 10 years after the Adoption Date, at its absolute discretion, to make an RSU Offer to any Post-Closing

Eligible Participant with respect to such number of RSUs as the Board may determine, subject to such vesting conditions and performance targets as the Board may think fit.
16.02    An RSU Offer shall be made to a Participant in writing pursuant to an Award Agreement in such form as the Board may from time to time determine, requiring the Participant to undertake to hold the RSUs on the terms on which they are granted and to be bound by the provisions of such Award Agreement and of the Scheme. An Award Agreement shall set forth the terms, conditions and restrictions related to the grant of RSUs offered, including the number of RSUs, and will remain open for acceptance by the Participant concerned for a period of 28 days from the RSU Offer Date (inclusive of the RSU Offer Date) provided that no such offer shall be open for acceptance after the expiry of the Scheme (subject to early termination thereof).
16.03    An RSU Offer shall be deemed to have been accepted and the RSUs to which the RSU Offer relates shall be deemed to have been granted and accepted and to have taken effect when the respective Award Agreement is duly signed by the Participant. Upon the RSU Offer being accepted by the Participant pursuant to this Clause 16.03, the RSU shall be deemed to have been granted by the Company to the Participant on the RSU Offer Date.
16.04    The Board will set vesting criteria for each award of RSUs in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Participant. The Board may set vesting criteria based upon the achievement of Acquiror-wide, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the Board in its discretion.
16.05    Upon meeting the applicable vesting criteria for an RSU, the Participant will be entitled to receive a payout as determined by the Board. Notwithstanding the foregoing, at any time after the grant of RSUs, the Board, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.
16.06    Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Board and set forth in the RSU Offer. The Board, in its discretion, may settle earned RSUs in cash, Ordinary Shares, or a combination of both.
16.07    On the date set forth in the RSU Offer (which may be the date of termination of continued employment or service), all unearned RSUs will be forfeited to the Company.
16.08    Clauses 10, 13, 14 and 15 of this Scheme shall be read to apply to RSUs to the same extent as Options and to contemplate an Award in each place it refers to an Option within these clauses, provided that: any reference to a Subscription Price or payment thereof shall be disregarded for purposes of application of these clauses to an RSU, and any reference to exercise of an Option therein shall be treated as a reference to exercise of an Option or settlement of an RSU.

LUMENTUM HOLDINGS INC.
AMENDED & RESTATED
CLOUD LIGHT OPTOELECTRONICS LIMITED
SHARE OPTION SCHEME
NOTICE OF OPTION AWARD
Grantee’s Name and Address:
Award Number:
Type of Award:    Options
Vesting Commencement Date:
Lumentum Holdings Inc. (the “Company”) has adopted the Amended & Restated Cloud Light Optoelectronics Share Option Scheme (as amended from time to time, the “Scheme”) in connection with the Company’s acquisition of Cloud Light Optoelectronics (“Cloud Light”) effective on November 7, 2023.
The grantee named above (the “Grantee”) has been granted a stock option (the “Option”), subject to the terms and conditions of this Notice of Option Award (the “Notice”), the Scheme, and the Option Award Agreement attached hereto (the “Option Agreement”), including any terms and conditions for the Grantee’s country set forth in any appendix attached thereto (the “Appendix”) (the Notice, the Option Agreement and Appendix, together, the “Agreement”). Unless otherwise defined herein, the terms defined in the Scheme shall have the same defined meanings in this Notice.
Exercise Price per Share:
Total Number of Shares Granted:
Total Exercise Price:
Type of Option:        Non-Statutory Option
Term/Expiration Date:

Vesting Schedule:
This Option shall be exercisable, in whole or in part, according to the following vesting schedule, subject to compliance with applicable law. The Shares subject to the Option will vest and become exercisable in substantially equal monthly installments on the first thirty-six (36) monthly anniversaries of the Merger Effective Time (or on the last day of an applicable month if the applicable anniversary does not occur before such day), in each case subject to the Grantee’s continued service as an employee or consultant of the Group through the applicable date.
Termination Period:
This Option shall be exercisable after the termination of Grantee’s Service to the extent then vested, only to the extent permitted under clause 8.02 of the Scheme. Notwithstanding the foregoing sentence, in no event may this Option be exercised after the Term/Expiration Date as provided above and this Option may be subject to earlier termination as provided in clause 10.02(c) of the Scheme.
By signing below or by electronic acceptance or authentication in a form authorized by the Company within 28 days of the grant date, the Grantee acknowledges that copies of this Notice, the Agreement, the Scheme and the prospectus for the Scheme prepared in connection with the registration of the shares issuable pursuant to the Option with the Securities and Exchange Commission have been provided to the Grantee or made available to the Grantee on the Company’s internal website or a website of the Company’s third-party share administrator and may be viewed and printed by the Grantee for attachment to the Grantee’s copy of this Notice. The Grantee represents that he or she is familiar with the terms and provisions of this Notice, the Agreement and the Scheme, and hereby accepts the Option voluntarily, subject to all of their terms and conditions. The Grantee has had an opportunity to obtain the advice of counsel prior to executing this Notice and fully understands all provisions of this Notice, the Agreement and the Scheme. The Grantee further agrees to notify the Company upon any change in the residence address indicated in this Notice.
Dated:
Signed:
        Grantee

LUMENTUM HOLDINGS INC.
AMENDED & RESTATED
CLOUD LIGHT OPTOELECTRONICS LIMITED
SHARE OPTION SCHEME
OPTION AWARD AGREEMENT
Unless otherwise defined herein, terms defined in Amended & Restated Cloud Light Optoelectronics Share Option Scheme (as amended from time to time, the “Scheme”) and the Notice of Option Award (the “Notice”) attached hereto shall have the same defined meanings in this Agreement (defined below), including any terms and conditions for the Grantee’s country set forth in any appendix attached thereto (the “Appendix”) (the Notice, the Option Award Agreement and Appendix, together, the “Agreement”)
1.    GRANT OF OPTION
1.1    Grants
Lumentum Holdings Inc. (the “Company”) hereby offers to the Grantee named in the Notice (“Grantee”), an option (the “Option”) to purchase the number of shares of the common stock, par value $0.001 per share of the Company (each a “Share” and an “Ordinary Share” within the meaning of the Scheme) set forth in the Notice, at the exercise price per Share set forth in the Notice (the “Exercise Price” and the “Subscription Price” for purposes of the Scheme), and subject to the terms and conditions of the Scheme, which is incorporated herein by reference.
For the avoidance of doubt, vesting of the Option in the Grantee upon fulfilment of the relevant vesting conditions means that, subject to compliance with applicable laws, such Grantee is entitled to an absolute right to the Option which, save in any of the events as set out in clause 9 of the Scheme, shall not lapse or be cancelled, revoked or terminated.
1.2    Vesting
Subject to compliance with applicable laws, the Option will become vested and exercisable pursuant to the Vesting Schedule set forth within the Notice, subject to and in accordance with the terms of the Notice, this Agreement and the Scheme.
1.3    Option Period
Subject to other restrictions in this Agreement and compliance with applicable laws, the option period (the “Option Period”) for the Option shall commence on the Grant Date and expire on the earlier of (i) the Term/Expiration Date set forth in the Notice, or (ii) the date on which such Option lapses under clause 9 of the Scheme.
1.4    Exercise Period
Subject to other restrictions in this Agreement and compliance with applicable laws, the Exercise Period for any vested portion of the Option shall commence on the applicable vesting date pursuant to the Vesting Schedule and expire on the date the Option Period expires.

2.    TRANSFER RESTRICTIONS
The Option is subject to the transfer restrictions set forth in clause 8.01 of the Scheme.
3.EXERCISE OF OPTION
3.1    Right to Exercise
Subject to compliance with applicable laws, this Option shall be exercisable during its term, to the extent vested, in accordance with the Vesting Schedule set out in the Notice and with the applicable provisions of the Scheme and this Agreement.
3.2    Method of Exercise
This Option may be exercised in whole or in part by the Grantee giving notice in writing to the Company in such form as the Board may from time to time determine stating that the Option is thereby exercised and the number of Shares in respect of which it is exercised (the “Exercised Shares”). Each such notice must be accompanied by remittance for the full amount of the aggregate Exercise Price as to all Exercised Shares, together with any applicable tax withholding. This Option shall be deemed to be exercised upon receipt by the Company of such fully executed Exercise Notice accompanied by the aggregate Exercise Price, together with any applicable tax withholding.

3.3    Method of Payment
Subject to applicable laws, the method of payment for aggregate Exercise Price upon the exercise of the Option shall be determined by the Board, and, in addition to any other methods of payment the Board may determine, the Board is authorized to accept any of the following methods of payment of the aggregate Exercise Price upon the exercise of the Option, at the election of the Grantee:
(i)cash;
(ii)check;
(iii)surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Board may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which the Option is exercised, provided, however, that Shares acquired under the Scheme or any other equity compensation plan or agreement of the Company must have been held by the Grantee for such period, if any, as required by the Company to avoid adverse accounting treatment;
(iv)net exercise;
(v)payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company-designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or
(vi)any combination of the foregoing methods of payment.
3.4    Compliance with Law
Notwithstanding other provisions of this Agreement, (i) the Option shall not be exercised if the Board determines that the issuance of the Shares upon such exercise would violate any applicable laws, and (ii) the Option shall not be exercised by the Grantee until all approvals, consents, registrations, filings or waivers which are required to be obtained by such Grantee under applicable laws in connection with his/her ownership of the Shares have been duly obtained.
4.TAX WITHHOLDING
4.1    Generally
The Grantee acknowledges that, regardless of any action by the Company, or if different, the Affiliate that employs the Grantee (the “Employer”), the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Grantee’s participation in the Scheme and legally applicable or deemed applicable to the Grantee (“Tax-Related Items”) is and remains the Grantee’s responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. The Grantee further acknowledges that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Options, including, but not limited to, the grant, vesting, or exercise of the Options, the subsequent sale of Shares acquired pursuant to such exercise; and (2) do not commit to and are under no obligation to structure the terms of the Agreement or any aspect of the Option to reduce or eliminate the Grantee’s liability for Tax-Related Items or achieve any particular tax result. Further, if the Grantee is subject to Tax-Related Items in more than one jurisdiction, the Grantee acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction. The Company may refuse to issue or deliver the Shares, or the proceeds of the sale of Shares, if the Grantee fails to comply with the Grantee’s obligations in connection with the Tax-Related Items.
4.2    Payment of Withholding Taxes
Prior to any event in connection with the Award (e.g., grant, vesting, exercise, sale of acquired Shares) that the Company and/or Employer determines may result in any Tax-Related Items, the Grantee understand and agrees he or she must arrange for the satisfaction of all Tax-Related Items in a manner acceptable to the Company and/or the Employer. In this regard, the Grantee authorizes the Company and/or the Employer, or their respective agents, at their discretion and pursuant to such procedures as they may specify from time to time, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:
(1)By Sale of Shares. The Grantee’s acceptance of this Option constitutes the Grantee’s instruction and authorization to the Company and any brokerage firm determined acceptable to the Company for such purpose (the “Designated Broker”) to sell on the Grantee’s behalf a whole number of Shares from those Shares issuable to the Grantee as the Company determines to be appropriate to generate cash proceeds sufficient to satisfy the Tax-Related Items. The Grantee will be responsible for all broker’s fees and other costs of sale, and the Grantee agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale. To the extent the proceeds of such sale exceed the Grantee’s Tax-Related Items, the Company agrees to pay such excess in cash to the Grantee. The Grantee acknowledges that the Company or its designee is under no obligation to arrange for such sale at any particular price, and that the proceeds of any such sale may not be sufficient to satisfy the Grantee’s Tax-Related Items.
(2)By Withholding Shares. The Company shall have the right, but not the obligation, to require the Grantee to satisfy all or any portion of the Tax-Related Items by deducting from the Shares otherwise deliverable to the Grantee in settlement of the Award a number of whole Shares having a fair market value, as determined by the Company as of the date on which the Tax-Related Items arise; or
(3)By Check, Wire Transfer or Other Means. Only if permitted by the Board, at any time not less than five (5) business days before any obligation with respect to a Tax Withholding Item arises, the Grantee may elect to satisfy the Grantee’s Tax-Related Items by delivering to the Company an amount that the Company determines is sufficient to satisfy the Tax-Related Items by (x) wire transfer to such account as the Company may direct, (y) delivery of a certified check payable to the Company, or (z) such other means as specified from time to time by the Board.
The Company may withhold or account for Tax-Related Items by considering applicable statutory or other applicable withholding rates, including minimum or maximum rates applicable in the Grantee’s jurisdiction(s). In the event of over-withholding, the Grantee may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Common Stock), or if not refunded, the Grantee may seek a refund from the local tax authorities. In the event of under-withholding, the Grantee may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or the Employer(s). If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, the Grantee will be deemed to have been issued the full number of shares of Common Stock subject to the vested Option, notwithstanding that a number of the Shares is held back solely for the purpose of paying the Tax-Related Items.
Finally, the Grantee agrees to pay to the Company or the Employer, including through withholding from the Grantee’s wages or other cash compensation paid to the Grantee by the Company and/or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of the Grantee’s participation in the Scheme that cannot be satisfied by the means previously described.
4.3    GRANTEE UNDERTAKING AND STATEMENT

The Grantee undertakes to hold the Option pursuant to the terms as set forth in this offer letter and the provisions as set forth in the Scheme.
The Grantee acknowledges that the Grantee is sufficiently proficient in English, or has consulted with an advisor who is sufficiently proficient in English, so as to allow the Grantee to understand the terms and conditions of this Agreement. Furthermore, if the Grantee has received this Agreement or any other document related to the Scheme translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.
The Grantee acknowledges that the Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Grantee’s participation in the Scheme, or the Grantee’s acquisition or sale of the underlying Shares pursuant to the Option. The Grantee understands and agrees that he or she should consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Scheme before taking any action related to the Scheme or this Option.
The Grantee acknowledges that he or she is subject to any applicable Company insider trading policy. In addition, the Grantee may be subject to additional insider trading restrictions and/or market abuse laws in applicable jurisdictions, which may affect his or her ability to exercise the Option or, directly or indirectly, acquire, sell, or attempt to sell Shares acquired under the Option during such times as the Grantee is considered to have “inside information” regarding the Company (as defined by the laws in the applicable jurisdictions or the Grantee’s country). Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. The Grantee acknowledges that it is the Grantee’s responsibility to comply with any applicable Company insider trading policy and any additional restrictions that may apply due to local insider trading restrictions or market abuse laws. The Grantee should speak to his or her personal legal advisor regarding any applicable local insider trading restrictions or market abuse laws.
The Grantee acknowledges that his or her country may have certain foreign asset and/or account reporting requirements and/or exchange controls which may affect his or her ability to acquire or hold Shares under the Scheme or cash received from participating in the Scheme (including from any dividends received or sale proceeds arising from the sale of Shares) in a brokerage or bank account outside his or her country. The Grantee understands that he or she may be required to report such accounts, assets or related transactions to the tax or other authorities in his or her country. The Grantee also may be required to repatriate sale proceeds or other funds received as a result of the Grantee’s participation in the Scheme to his or her country through a designated bank or broker and/or within a certain time after receipt. In addition, the Grantee may be subject to tax payment and/or reporting obligations in connection with any income realized under the Scheme and/or from the sale of Shares. The Grantee acknowledges that it is his or her responsibility to be compliant with all such requirements, and the Grantee should consult his or her personal legal or tax advisor, as applicable, on this matter.
The Grantee acknowledges and agrees that the grant, vesting, or exercise of the substitute stock options and the subsequent sale of Lumentum common stock acquired pursuant to the exercise of the substitute stock options shall be in fully compliance with applicable laws.
By accepting the grant of the Option and participating in the Scheme, the Grantee acknowledges, understands and agrees that: (i) the Scheme is established voluntarily by the Company and it is discretionary in nature; (ii) the grant of the Options is voluntary and occasional and does not create any contractual or other right to receive future grants of stock options, or benefits in lieu of stock options, even if stock options have been granted in the past; (iii) all decisions with respect to future grants of stock options or other grants, if any, will be at the sole discretion of the Company; (iv) the Grantee is voluntarily participating in the Scheme; (v) the Option and any Shares acquired under the Scheme, and the income from and value of same, are not intended to replace any pension rights or compensation; (vi) the Option and any Shares acquired under the Scheme, and the income from and value of same, are not part of normal or expected compensation or salary for purposes of, including, without limitation, calculating any severance, resignation, termination, redundancy, dismissal, or end of service payments, holiday pay, bonuses, long-service awards, leave related payments, pension or retirement or welfare benefits, or similar mandatory payments and in no event should be considered as compensation for or relating in any way to, past services for the Company, the Employer, or any Affiliate; (vii) unless otherwise agreed with the Company, the Option and any Shares acquired under the Scheme, and the income and value of same, are not granted as consideration for, or in connection with, any service the Grantee may provide as a director of any parent, subsidiary or Affiliate; (viii) the future value of the Shares underlying the Options is unknown, indeterminable, and cannot be predicted with certainty and the value of such Shares acquired under the Scheme may increase or decrease in the future; (ix) if the underlying Shares do not increase in value, the Option will have no value; (x) if the Grantee exercises the Option and acquires Shares, the value of such Shares may increase or decrease, even below the Exercise Price; (xi) no claim or entitlement to compensation or damages shall arise from the forfeiture of the Option resulting from termination of Service (regardless of the reason for the termination and whether or not the termination is later found to be invalid or in breach of applicable law in the jurisdiction where the Grantee is employed or the terms of the Grantee’s employment or service agreement, if any); and (xii) neither the Employer, the Company nor any parent, subsidiary or Affiliate shall be liable for any foreign exchange rate fluctuation between the Grantee’s local currency and the US$ that may affect the value of the Option or of any amounts due to the Grantee pursuant to the exercise of the Option or the subsequent sale of any Shares acquired upon exercise.
5.CLAWBACK
This Option shall be subject to the Company’s clawback policy in effect as of the Date of Grant, as may be amended from time to time to comply with applicable laws (the “Clawback Policy”). The Board, in its sole discretion, may require Grantee to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with applicable laws.

6.VENUE
For purposes of any action, lawsuit or other proceedings brought to enforce this Agreement, relating to it, or arising from it, the parties hereby submit to and consent to the sole and exclusive jurisdiction of the courts of United States District Court for the Northern District of California (or should such court lack jurisdiction to hear such action, suit or proceeding, in a California state court in the County of Santa Clara), and no other courts, where this grant is made and/or to be performed.
7.DATA PRIVACY
The Grantee understands that if the Grantee would like to participate in the Scheme, the Grantee needs to review the information provided in Sections 7(i) through (vi) below and declare the Grantee’s consent according to Section 7(vii) below.
(i)Data Collection and Usage. The Grantee understands that the Company and the Employer, may collect, process and use certain personal information about the Grantee, including, but not limited to, the Grantee’s name, home address and telephone number, email address, date of birth, social insurance number, passport or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all restricted stock units granted under the Scheme or any other entitlement to Shares awarded, cancelled, exercised, vested, unvested, or outstanding in the Grantee’s favor (“Data”), for the exclusive purpose of implementing, administering and managing the Grantee’s participation in the Scheme. The legal basis, where required, for the processing of Data is the Grantee’s consent.
(ii)Stock Plan Administration Service Providers. The Grantee understands that Data is transferred to the Company’s third-party share administrator, an independent service provider based in the United States, which is assisting the Company with the implementation, administration and management of the Scheme. The Company may select a different service provider or additional service providers and share Data with such other service providers in a similar manner. The Grantee may be asked to agree on separate terms and data processing practices with the service provider, with such agreement being a condition to the ability to participate in the Scheme.
(iii)International Data Transfers. The Grantee understands that the recipients of the Data are located in the United States, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than the Grantee’s country and that the United States might not provide a level of protection of personal data equivalent to the level of protection in the Grantee’s country. The Company’s legal basis, where required, for the transfer of Data is the Grantee’s consent.
(iv)Data Retention. The Grantee understands that Data will be held only as long as is necessary to implement, administer and manage the Grantee’s participation in the Scheme or as required to comply with legal or regulatory obligations, including under tax, exchange control, labor and securities laws. This period may extend beyond the Grantee’s Service. When the Company or the Employer no longer need the Data for the above purposes, they will cease processing it in this context and remove it from all of their systems used for such purposes, to the fullest extent possible.

(v)Voluntariness and Consequences of Consent, Denial or Withdrawal. The Grantee understands that the Grantee is providing the consents herein on a purely voluntary basis. If the Grantee does not consent, or if the Grantee later seeks to revoke his or her consent, the Grantee’s status as an Employee and career with the Company and/or the Employer will not be adversely affected; the only consequence of refusing or withdrawing the Grantee’s consent is that the Company would not be able to administer or maintain the Option, or grant the Grantee future restricted stock units or administer or maintain such awards. Therefore, the Grantee understands that refusing or withdrawing his or her consent may affect the Grantee’s ability to participate in the Option or the Scheme. For more information on the consequences of the Grantee’s refusal to consent or withdrawal of consent, the Grantee understands that he or she may contact the Company’s data privacy officer at privacy@lumentum.com.
(vi)Data Subject Rights. The Grantee understands that data subject rights regarding the processing of Data vary depending on applicable law and that, depending on where the Grantee is based and subject to the conditions set out in such applicable law, the Grantee may have, without limitation, the right to (a) inquire whether and what kind of Data the Company holds about the Grantee and how it is processed, and to access or request copies of such Data, (b) request the correction or supplementation of Data about the Grantee that is inaccurate, incomplete or out-of-date in light of the purposes underlying the processing, (c) obtain the erasure of Data no longer necessary for the purposes underlying the processing, (d) request the Company to restrict the processing of the Grantee’s Data in certain situations where the Grantee feels its processing is inappropriate, (e) object, in certain circumstances, to the processing of Data for legitimate interests, and to (f) request portability of the Grantee’s Data that he or she have actively or passively provided to the Company or the Employer (which does not include data derived or inferred from the collected data), where the processing of such Data is based on consent or the Grantee’s employment and is carried out by automated means. In case of concerns, the Grantee understands that he or she may also have the right to lodge a complaint with the competent local data protection authority. Further, to receive clarification of, or to exercise any of, the Grantee’s rights, the Grantee understands that he or she should contact the Company’s data privacy officer at privacy@lumentum.com.
(vii)By clicking “Accept” on the award acceptance page on the website of the Company’s third-party share administrator, or otherwise accepting this Agreement, the Grantee acknowledges that the Grantee provides his or her consent to the data processing practices described in this Section 7 to the extent such consent is required by applicable law.
8.APPENDIX AND OTHER REQUIREMENTS
Notwithstanding any provisions in this Agreement, the Option shall be subject to any terms and conditions set forth in any Appendix to this Agreement for the Grantee’s country. Moreover, if the Grantee relocates to one of the countries included in the Appendix, the terms and conditions for such country will apply to the Grantee, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

The Company reserves the right to impose other requirements on the Grantee’s participation in the Scheme, on the Option and on any Shares acquired under the Option, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Grantee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

LUMENTUM HOLDINGS INC.
APPENDIX TO THE
AMENDED & RESTATED
CLOUD LIGHT OPTOELECTRONICS LIMITED
SHARE OPTION SCHEME
OPTION AWARD AGREEMENT
Capitalized terms used but not defined in this Appendix have the meanings set forth in the Scheme, the Notice and the Agreement.
Terms and Conditions
This Appendix includes additional country-specific terms and conditions that govern the Option if the Grantee resides in and/or works in one of the countries listed below. If the Grantee is a citizen or resident (or is considered as such for local law purposes) of a country other than the country in which the Grantee is currently residing and/or working, or if the Grantee transfers employment and/or residency to another country after the grant of the Option, the Board shall, in its discretion, determine to what extent the additional terms and conditions contained herein shall be applicable to the Grantee.
Notifications
This Appendix also includes information regarding securities, exchange control, foreign asset and/or account reporting, tax and certain other issues of which the Grantee should be aware with respect to his or her participation in the Scheme. The information is based on the securities, exchange control, foreign asset and/or account reporting, tax and other laws in effect in the respective countries as of November 2023. Such laws are often complex and change frequently. As a result, the Company strongly recommends that the Grantee not rely on the information contained herein as the only source of information relating to the consequences of his or her participation in the Scheme because the information may be out of date at the time the Grantee exercises the Option or sells any Shares acquired under the Option. In addition, the information is general in nature and may not apply to the Grantee’s particular situation and the Company is not in a position to assure the Grantee of any particular result. Therefore, the Grantee should seek appropriate professional advice as to how the relevant laws in his or her country may apply to the Grantee’s individual situation.
If the Grantee is a citizen or resident (or is considered as such for local law purposes) of a country other than the country in which the Grantee is currently residing and/or working, or if the Grantee transfers employment and/or residency to another country after the grant of the Option, the information contained herein may not be applicable to the Grantee in the same manner.

CHINA
Terms and Conditions
The following terms and conditions will be applicable to the Grantee to the extent that the Company, in its discretion, determines that the Grantee’s participation in the Scheme will be subject to exchange control restrictions in the People’s Republic of China (“PRC”), as implemented by the PRC State Administration of Foreign Exchange (“SAFE”).
Forfeiture Upon Termination of Employment. This section supplements the Termination Period provision of the Notice:
Notwithstanding anything to the contrary in the Agreement or the Scheme, to the extent not earlier settled, forfeited, canceled or otherwise extinguished, in no event will any post-termination Exercise Period extend past any limit imposed by SAFE for terminated employees.
Vesting and Exercisability Conditions. This section supplements section 1 of the Option Award Agreement:
The Company is under no obligation permit the exercise and to issue Shares unless and until its registration application is approved by SAFE. Further, at the Company's discretion, the Grantee may not be permitted to exercise vested Options and Shares will not be issued if, at the time Grantee's Option is otherwise exercisable, the SAFE registration has become invalid or ceased to be effective for any reason.
Manner of Exercise; Payment. The following provision supplements Section 3.3 of the Option Award Agreement:
To facilitate compliance with applicable laws and regulations in China, payment of the aggregate Exercise Price must be made by consideration received by the Company pursuant to a broker-assisted exercise or “same-day sale” (as described in Section 3.3(e)) of all exercised Shares or other form of cashless exercise program implemented by the Company in connection with the Scheme. The Company reserves the right to allow additional methods of payment depending on the development of applicable law.
Sale of Shares. If Grantee is permitted to exercise via a cash method of exercise and acquires Shares upon exercise, notwithstanding anything to the contrary in the Scheme, the Notice or the Option Award Agreement, to facilitate compliance with exchange control laws and regulations in the PRC, the Grantee agrees that all Shares issued to the Grantee at exercise of the Option may be immediately sold upon exercise or, at the Company’s discretion, at a later time (including when the Grantee terminates Service for any reason). If, however, the sale of the Shares is not permissible under the Company’s insider trading policy, the Company retains the discretion to postpone the issuance of the Shares subject to the exercised Option until such time that the sale is again permissible and to then immediately sell the Shares subject to the Option. The Grantee further agrees that the Company is authorized to instruct the Designated Broker to assist with the mandatory sale of the Shares (on the Grantee’s behalf pursuant to this authorization), and the Grantee expressly authorizes such broker to complete the sale of the Shares. The Grantee acknowledges that the Designated Broker is under no obligation to arrange for the sale of Shares at any particular price. Upon the sale of the Shares, the Company agrees to pay the cash proceeds from the sale, less any brokerage fees or commissions, to the Grantee in accordance with applicable exchange control laws and regulations and provided any liability for Tax-Related Items has been satisfied. Due to fluctuations in the share price and/or the US$ exchange rate between the settlement date and (if later) the date on which the Shares are sold, the sale proceeds may be more or less than the market value of the Shares on the settlement date (which is the amount relevant to determining the Grantee’s tax liability). The Grantee understands and agrees that the Company is not responsible for the amount of any loss the Grantee may incur and that the Company assumes no liability for any fluctuation in the share price and/or U.S. Dollar exchange rate.
Exchange Control Restriction. The Grantee understands and agrees that, due to exchange control laws and regulations in the PRC, the Grantee will be required to immediately repatriate to the PRC any cash proceeds from the sale of the Shares issued to the Grantee at exercise of the Option. The Grantee understands further that, under applicable laws and regulations, such repatriation will be effectuated through a special foreign exchange account established by the Company or n Affiliate, and the Grantee consents and agrees that the proceeds from the sale of the Shares may be transferred to such special account before being delivered to the Grantee. Moreover, if the proceeds from the sale of the Shares are converted to local currency, the Grantee acknowledges that the Company and its parent, subsidiaries and Affiliates are under no obligation to secure any particular currency conversion rate and may face delays in converting the proceeds to local currency due to exchange control restrictions in the PRC. The Grantee agrees to bear the risk of any fluctuation in the US$/local currency exchange rate between the date the Grantee realizes US$ proceeds from his or her participation in the Scheme and the date that the Grantee receives cash proceeds converted to local currency. The Grantee also agrees to comply with any other requirements that may be imposed by the Company in the future to facilitate compliance with exchange control requirements in the PRC.
HONG KONG
Terms and Conditions
Sale Restriction. The Shares received at exercise are accepted as a personal investment. In the event that the Option is exercised and Shares are issued to the Grantee (or the Grantee’s heirs) within six months of the Grant Date, the Grantee (or the Grantee’s heirs) agrees that the Shares will not be offered to the public or otherwise disposed of prior to the six-month anniversary of the Grant Date.
Notifications
Securities Law Information. WARNING: The Award and the Shares to be issued upon exercise of the Options do not constitute a public offering of securities under Hong Kong law and are available only to employees of the Company or an Affiliate. The Notice, the Scheme, the Agreement, and other incidental communication materials related to the Award have not been prepared in accordance with and are not intended to constitute a ‘prospectus’ for a public offering of securities under the applicable companies and securities legislation in Hong Kong, and the documents have not been reviewed by any regulatory authority in Hong Kong. The Notice, the Scheme, the Agreement and the incidental communication materials are intended only for the personal use of each eligible employee and not for distribution to any other persons. If the Grantee has any questions about any of the contents of the Notice, the Scheme, the Agreement, including this Appendix, or any other incidental communication materials, the Grantee should obtain independent professional advice.

TAIWAN
Notifications
Securities Law Information. The offer of participation in the Scheme is available only for employees and service providers of the Company and its affiliates. The offer of participation in the Scheme is not a public offer of securities by a Taiwanese company.
Exchange Control Information. The Grantee may remit foreign currency (including proceeds from the sale of Shares) into Taiwan through an authorized foreign exchange bank in an amount up to US$5,000,000 per year. If the transaction amount is TWD500,000 or more in a single transaction, the Grantee must submit a Foreign Exchange Transaction Form and must also provide supporting documentation to the satisfaction of the remitting bank.

CLOUD LIGHT OPTOELECTRONICS LIMITED
(雲暉光電有限公司)
(Incorporated in the British Virgin Islands with limited liability)
OFFER LETTER
FOR OPTION UNDER THE SHARE OPTION SCHEME
Date :    [●]
TO    :    [Name of the Grantee] (the “Grantee”)
[Address of the Grantee]
Dear [●],
CLOUD LIGHT OPTOELECTRONICS LIMITED (雲暉光電有限公司) (the “Company”,
together with its subsidiaries, the “Group”) has adopted the Share Option Scheme (the “Scheme”) by resolutions in writing passed by all members of the Company on 25 June 2021. In recognition of and to reward for your contribution to the growth and development of the Company and/or its subsidiaries, we are pleased to make the Offer (as defined below) to you on the date of this offer letter (the “Offer Date”) to subscribe the number of ordinary shares of the Company (the “Ordinary Shares”) mentioned in Clause 1.1 on and subject to the terms of the Scheme and the terms and conditions set out herein.
Unless otherwise defined herein, capitalised terms used in this offer letter shall have the same meanings as defined in the Scheme. A copy of the Scheme is enclosed to this offer letter for your reference. References to Clauses are to clauses in this offer letter (unless the context requires otherwise).
The Offer shall be conditional and subject to the terms as set forth below:
1.    GRANT OF OPTION
1.1    Grants
The Company hereby offers to you an option (the “Option”) to subscribe for [●] Ordinary Shares at the subscription price (the “Subscription Price”) of HK$3.72 per Ordinary Share subject to the vesting conditions set out herein (the “Offer”).
For the avoidance of doubt, vesting of the Option in the Grantee upon fulfilment of the relevant vesting conditions means that such Grantee is entitled to an absolute right to the Option which, save in any of the events as set out in clause 9 of the Scheme, shall not lapse or be cancelled, revoked or terminated.
1.2    Vesting conditions
(i)    Vesting of [●] underlying Ordinary Shares for the Option granted, representing 34% of the total number of underlying Ordinary Shares for the Option granted,

shall be subject to the length of employment of the Grantee in the Group (the “Retention Tranche”). The Retention Tranche shall vest in four equal portions (subject to discretionary adjustment as set out in Note 1 to Clause 1.2) on the anniversary of the Grantee’s date of employment in the Group commencing on the first anniversary(Note 1).
(ii)Vesting of [●] underlying Ordinary Shares for the Option granted, representing 33% of the total number of underlying Ordinary Shares for the Option granted, shall be subject to the fulfillment of the performance target of the Group assessed annually with reference to the net profit of the Group in the relevant financial year as determined by the Board (the “Group Performance Tranche”). The Group Performance Tranche shall vest in four equal portions (subject to discretionary adjustment as set out in Notes 1 and 2 to Clause 1.2) on the relevant date of announcement of the results of the Group of the relevant financial year (Notes 1 and 2).
(iii)Vesting of [●] underlying Ordinary Shares for the Option granted, representing 33% of the total number of underlying Ordinary Shares for the Option granted, shall be subject to the fulfillment of individual performance target as assessed annually in the relevant year of the Grantee as determined by the Board (the “Individual Performance Tranche”). The Individual Performance Tranche shall vest in four equal portions (subject to discretionary adjustment as set out in Notes 1 and 2 to Clause 1.2) on the relevant date of announcement of results of individual performance of the relevant year (Notes 1 and 2).
Note 1: Where, for the relevant year to which Clauses 1.2(i), (ii) and (iii) relates respectively, the length of employment of the Grantee is less than a full year, the management of the Company may, at its absolute discretion, determine the extent to which such part of the Option shall vest.
Note 2: If the relevant performance target as set out in Clauses 1.2(ii) and (iii) in the relevant year cannot be satisfied, the management of the Company may, at its absolute discretion, determine the extent to which such part of the Option shall vest. Such part of the Option which has not been vested in the relevant year due to non-fulfilment of the relevant performance target as set out in Clauses 1.2(ii) and (iii) shall remain as part of the unvested pool and shall not lapse until the expiry of the Option Period (as defined below).
1.3    Option Period
Subject to other restrictions in this offer letter, the option period (the “Option Period”) shall commence on the Offer Date and expiring on the earlier of (i) the business day immediately preceding the tenth (10th) anniversary of the Offer Date; or (ii) the date on which such Option lapses under clause 9 of the Scheme.
2.    ACCEPTANCE OF OPTION
2.1    Manner

(a)    The Offer shall be deemed to have been accepted by you when a duplicate of this offer letter (the “Duplicate Letter”) duly signed by you together with a remittance in favor of the Company of HK$1.00 are received by the Company within 28 days from the Offer Date.
(b)    You must accept the Offer in its entirety. To the extent that the Offer of the grant of an Option is not accepted within 28 days in the manner indicated in Clause 2.1(a) above, you will be deemed to have irrevocably rejected the Offer and the Offer shall lapse and become null and void.
2.2    Acceptance
Upon the Offer being accepted by you pursuant to Clauses 2.1(a) and (b), the Option in respect of the number of Ordinary Shares shall be deemed to have been granted by the Company to you on the Offer Date.
2.3    Non-refund
The amount paid for the grant of the Option is not refundable and shall not in any circumstances be, or be deemed to be, a partial payment of the aggregate Subscription Price.
9.EXERCISE OF OPTION
You shall be entitled to exercise the Option (to the extent already vested) granted under this offer letter only during any of the periods referred to in Clauses 8.03 (d), (e), (f) and (g).
10.UNDERTAKING AND STATEMENT
You undertake to hold the Option pursuant to the terms as set forth in this offer letter and the provisions as set forth in the Scheme. In particular, pursuant to clause 8.03 of the Scheme, in case the exercise of the Option may cause the number of Shareholders to exceed 50, you undertake to appoint the Authorised Director to hold such Ordinary Shares as bare trustee for and on your behalf. For the avoidance of doubt, any dividends declared in respect of such Ordinary Shares shall be paid by the relevant trustee to the Grantee as the Grantee shall from time to time direct.
If you decide to accept the Offer as specified in this offer letter, please execute the Duplicate Letter and return an executed copy together with a remittance in favor of the Company of HK$1.00.
We look forward to your continuing contribution to the Company.
Yours faithfully,
For and on behalf of
CLOUD LIGHT OPTOELECTRONICS LIMITED

(雲暉光電有限公司)
TONG TAK KIT, DENNIS
Director
Enclosure: The Rules of the Share Option Scheme
ACCEPTED AND AGREED BY:
[Name of the Grantee]
Date: